4/25

Follow-Up Materials

06015320

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 083-00002 FISCAL YEAR: ________

(03/94)

ADB

Asian Development Bank

RECEIVED

2006 APR 25 A 11:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

083-00002

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 March 2006

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

In March 2006, ADB fully redeemed its 2.375% US$ Global Bonds of 2003/2006 with principal amount of US$1,000,000,000.

There was no sale of primary obligations in the United States in the first quarter of 2006.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the first quarter ended 31 March 2006 have not been approved by the ADB's Board of Directors. This Periodic Report will be provided when the financial statements have been approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

Annex A

ADB NEWS RELEASES (First Quarter 2006)	
DATE	PARTICULARS
31-Mar-06	$300 Million Facility to Develop Power Sector in Uttaranchal, India
30-Mar-06	ADB Preparing Program to Boost Afghanistan's Private Sector
29-Mar-06	Innovative Project to Reach the Most Disadvantaged Groups in Nepal
29-Mar-06	Cambodia Launches Gender Policy for Agriculture Sector
28-Mar-06	ADB to Help Restore Livelihoods of Pakistan's Earthquake-Affected Households
27-Mar-06	ADB Director General Holds Talks with Nepal Government and Donors
27-Mar-06	Four Development Agencies Conclude Country Review with the Kyrgyz Republic
27-Mar-06	European Countries Encouraged to Explore Opportunities in Mekong Region
24-Mar-06	Growth in Emerging East Asian Local Currency Bond Markets Up 14% in 2005, Says Asia Bond Monitor
23-Mar-06	ADB's New Program for Uzbekistan Focuses on Four Key Areas
23-Mar-06	Harvard Professor to Lecture on Development Lessons for Asia at ADB
23-Mar-06	ADB to Pilot Project to Combat Nutrition Problems in Pakistan
23-Mar-06	Asian Development Outlook 2006 Launch on April 6
22-Mar-06	Grant to Help Improve Special Education in Uzbekistan
20-Mar-06	ADB to Double Investments in Water to Help Achieve MDGs
20-Mar-06	US$2 Million Grant to Supply Power to Rural Areas in Tajikistan
19-Mar-06	PRC Well Positioned to Tackle Inequalities - ADB President
17-Mar-06	ADB Loan to Boost Bangladesh's Capital Market and Insurance Sector
16-Mar-06	Project Launched for Regional Partnership to Combat Bird Flu Threat
15-Mar-06	Climate Change Would Worsen Asia's Poverty, Energy Expert Tells ADB
15-Mar-06	ADB Renews Commitment to Gender Equality on International Women's Day
15-Mar-06	ADB Helping to Establish Microcredit Institutions in China
14-Mar-06	Washington, DC, Workshop to Explore Asia's 'Brain Gain' Potential from Overseas Professionals
13-Mar-06	ADB Turns Over Equipment to Fight Avian Influenza in Azerbaijan
13-Mar-06	Indonesia Processing $177 Million in ADB Tsunami Assistance, Report Says
10-Mar-06	Infrastructure Development, More Inclusiveness Key to India's Future Prosperity, ADB President Says
08-Mar-06	Put Asia's Huge Savings to Work for Asia, Says ADB Vice President Liqun Jin at Mekong Development Forum in Singapore
07-Mar-06	ADB to Study How to Effectively Manage Asian Cities
07-Mar-06	ADB Names New Head of Media Relations
06-Mar-06	ADB President Visiting India Ahead of Annual Meeting in Hyderabad
06-Mar-06	ADB to Highlight US$15 Billion Worth of Infrastructure Projects in the Greater Mekong Subregion to Singapore Companies
03-Mar-06	Mekong Development Forum in Singapore to Explore $15 Billion in Potential Investments
02-Mar-06	UNODC, ADB to Extend Cooperation against Drugs, Corruption
28-Feb-06	Helping Promote Renewable Energy in Fiji Islands
27-Feb-06	ADB Boosting Focus on Roads and Water Infrastructure in Azerbaijan
24-Feb-06	ADB Provides Funding Support to Pacific Assistance Centre
23-Feb-06	ADB Grant to Support Use of Innovative ICT in Education
22-Feb-06	Bringing Microinsurance to Poor Households in Sri Lanka
21-Feb-06	ADB Supports First Selection of NGOs for PRC Poverty Reduction Programs
20-Feb-06	ADB Book Cover Design Contest to be Launched
18-Feb-06	ADB President Offers Sympathy, Support after Philippines Landslide Disaster
18-Feb-06	Multilateral Development Banks Agree on Common Approach to Fight Corruption
17-Feb-06	ADB to Help Boost Economic Links Between East and South Asia
16-Feb-06	ADB to Develop Urbanization Strategy to Boost Living Standards in China
15-Feb-06	Loan to Create Nonfarm Jobs in Pakistan's Rural Areas
14-Feb-06	ADB Bars 40 Firms, 33 People Due to Corruption in 2005

Annex A

ADB NEWS RELEASES (First Quarter 2006)	
DATE	PARTICULARS
13-Feb-06	Promoting Water Saving Rice Production in South Asia
10-Feb-06	Australia and New Zealand Funding Expansion of Solomon Islands Infrastructure
09-Feb-06	Project Planned to Clean up Indonesia's Urban Areas
08-Feb-06	ADB Addresses Social and Health Concerns in Kiribati
07-Feb-06	ADB to Support Forest Plantations Development in Lao PDR
06-Feb-06	ADB and World Bank Response to Media Queries on North East Visit
03-Feb-06	ADB Paving Way for Karachi's Megacity Development
02-Feb-06	Partnerships Vital to Ensuring Region's Sustainable Development, Delhi Summit Told
01-Feb-06	Fostering Results-Oriented Approach to Poverty Reduction in South Asian Countries
31-Jan-06	$1 Billion Earmarked for Afghanistan, ADB President Tells London Conference
30-Jan-06	Senior ADB Officials to Address Delhi Sustainable Development Summit
30-Jan-06	ADB Plans Regional Knowledge Hubs for Developing Countries
27-Jan-06	ADB Supports Avian Influenza Prevention and Control in Azerbaijan
26-Jan-06	International Cooperation Key to Solving Pending Energy Crisis, Environmentalist Tells ADB
25-Jan-06	ADB Boosting Indonesia's Local Government Planning and Budgeting for Poverty Reduction
24-Jan-06	Grant to Boost Power Trade in Mekong Region
23-Jan-06	ADB to Help Fight Communicable Diseases in Indonesia, Malaysia, and Philippines
20-Jan-06	Grant to Help Boost Health and Nutrition in Tsunami-Affected Aceh
19-Jan-06	ADB Supporting Philippine Government's Debt and Risk Management
19-Jan-06	Helping Viet Nam to Design Missing Link of Vital Transport Corridor
18-Jan-06	ADB and Hong Kong Group Close Second Fund to Assist Financially Distressed Companies in Asia
17-Jan-06	Asia Can Eradicate Poverty in a Generation
16-Jan-06	Songhua River Pollution Stunting Development, ADB Official Tells Workshop
16-Jan-06	India's Finance Minister Addresses ADB
12-Jan-06	ADB Cuts Lending Rates on US and Yen Pool-Based Loans
11-Jan-06	ADB Statement at the Climate Change Meeting
11-Jan-06	Planners vs. Searchers in Foreign Aid by Prof. William Easterly
10-Jan-06	ADB Study to Map Out Policy Reforms for PRC Railway Expansion
09-Jan-06	Finland Contributes EURO 4.5 Million to ADB's Pakistan Earthquake Fund
06-Jan-06	Grant to Support Women's Development in Cambodia
06-Jan-06	ADB Names Special Advisor on Clean Energy and Environment
05-Jan-06	ADB Supporting Banking and Capital Markets Development in Kyrgyz Republic
04-Jan-06	400,000 in Western Afghanistan to Benefit from Integrated Water Resources Project
03-Jan-06	Sustaining Livelihoods on Cambodia's Tonle Sap

Source: ADB's official website (http:// www.adb.org)